Sub-Item 77L: Changes in Accounting Principles and Practices

Changes in Method of Accounting For Bond Premium and Discount Amortization

Effective October 1, 2004, the Fund began amortizing discounts and premiums on all debt securities. Prior to October 1, 2004, the Fund amortized discounts on original issue discount debt securities. The new method of amortization was adopted in accordance with the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies and the financial highlights and statement of changes in net assets presented in the March 31, 2005 semi-annual reports to shareholders have been restated to reflect the new method retroactive to October 1, 2001.

The effect of this accounting change is included in the financial highlights for the years ended September 30, 2002, 2003 and 2004, and in the statement of changes in net assets for the year ended September 30, 2004. The cumulative effect of this accounting change had no impact on the total net assets of the Fund or on distributions for tax purposes, but resulted in a $79,579 increase in the cost of securities held and a corresponding $79,579 reduction in the net unrealized gains based on the securities held on October 1, 2001. The impact of this change during the six months ended March 31, 2005 was to reduce net investment income by $7,898, reduce unrealized gains by $211,151 and increase realized gains by $219,049. These changes had no effect on previously reported total net assets or total returns.